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EXHIBIT 12.1

East West Bancorp, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ending December
	2007	2006	2005	2004	2003
	(Dollars in Thousands)
Earnings
Income before tax	$262,259	$233,781	$170,361	$121,333	$89,660
Add: Fixed charges, excluding interest on deposits	128,123	95,325	39,996	16,419	6,545

Earnings available for fixed charges, excluding interest on deposits	$390,382	$329,106	$210,357	$137,752	$96,205
Add: Interest on deposits	241,035	200,265	93,586	37,896	29,946

Earnings available for fixed charges, including interest on deposits	$631,417	$529,371	$303,943	$175,648	$126,151
Fixed Charges
Interest expense, excluding interest on deposits	$124,578	$92,303	$37,698	$15,001	$5,286
Interest factor in net rental expense	3,545	3,022	2,298	1,418	1,259

Total fixed charges, excluding interest on deposits	$128,123	$95,325	$39,996	$16,419	$6,545
Add: Interest on deposits	241,035	200,265	93,586	37,896	29,946

Total fixed charges, including interest on deposits	$369,158	$295,590	$133,582	$54,315	$36,491
Ratio of Earnings to Fixed Charges
Excluding interest on deposits	3.05	3.45	5.26	8.39	14.70
Including interest on deposits	1.71	1.79	2.28	3.23	3.46

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  EXHIBIT 12.1
East West Bancorp, Inc. Computation of Ratio of Earnings to Fixed Charges